UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT STOCKHOLDERS MEETING

SIGNATURES

FIAT STOCKHOLDERS MEETING

▪	2006 Annual Report approved
▪	Dividend for a total pay-out of 275.6 million euros
▪	Purchase of own shares for 1.4 billion euros authorised
▪	Incentive plan approved
▪	Amendments to the By-laws related to the Law on Investors Protection approved

The Fiat S.p.A. Stockholders Meeting, which met today for the ordinary and extraordinary session, approved the 2006 Annual Report and the distribution to stockholders of a gross dividend of 0.155 euros per ordinary share, 0.31 euros per preference share and 0.93 euros per savings share (of which 0.31 euros pertaining to 2006 and 0.62 euros pertaining to the two preceding years, as required by the By-laws), which will be paid starting May 24, 2007, ex-dividend date May 21, 2007.

The Stockholders Meeting also authorised the purchase and disposition of own shares, also through the Group subsidiaries, of all three classes of stock for an amount which may not exceed 10% of the Company’s capital and an aggregate maximum amount of 1.4 billion euros. This authorisation will allow the necessary servicing of the stock option plans and will provide the Company with a strategic investment opportunity. Purchases of own shares will have to be made within the next eighteen months in accordance with the terms and procedures allowed by applicable law and regulations and the prices will be directly related to the reference price reported on the Stock Exchange on the preceding day, plus or minus 10%.

The Stockholders Meeting then approved the incentive plan based on stock options - which had been resolved by the Board of Directors on November 3, 2006 and already disclosed to the market -, with a maximum of 20 million underlying Fiat ordinary shares (50% representing newly issued shares and 50% outstanding shares) offered at a strike price of 13.37 euros, equal to the arithmetical average of the official prices posted on the Borsa Italiana S.p.A.’s market in the thirty days preceding November 3, 2006.

Finally, in its extraordinary session, the Stockholders Meeting approved certain amendments to the By-laws related to the Law on Investors Protection as modified by Legislative Decree no. 303 of December 29, 2006.
In particular, provisions related to the vote list system for the election of directors were introduced, and the minimum equity interest required for submission of a list of candidates was determined in an amount equal to the equity interest applicable to the Company according to the new regulations, which may not, in any case, exceed 1% of the ordinary shares. Provisions were also introduced in relation with the appointment and necessary professional requirements of the manager in charge of preparing the Company’s financial reporting. Provisions regarding the appointment of the Board of Statutory Auditors were also amended.
Pursuant to the By-laws and in accordance to the time-schedule provided by law, the Board of Directors may further amend the By-laws to make them compliant with Consob regulations that are currently being issued.

Turin, April 5, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney